[Letterhead of Thompson Hine LLP]

June 20, 2016

By EDGAR and Electronic Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Bryan J. Pitko Attorney Advisor

RE:	Rubicon Technology, Inc. (“Rubicon”) Definitive Additional Soliciting Materials

Filed June 2, 2016 by Paragon Technologies, Inc., et al.

Supplemental Correspondence Filed June 6, 2016

File No. 001-33834

Dear Mr. Pitko,

On behalf of Paragon Technologies, Inc. (“Paragon”), GAD Partners Fund LP, GAD Capital Management LLC, Hesham M. Gad, Jack H. Jacobs, Deborah R. Mertz and Samuel S. Weiser (each, a “Filing Person” and collectively, the “Filing Persons”), we are responding to your letter dated June 9, 2016 in connection with the definitive additional proxy soliciting materials filed by the Filing Persons on June 2, 2016 (the “Proxy Soliciting Materials”). We have reviewed the comments of the Staff of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in bold, with responses following.

DFAN14A

1.	We note your response to the first bullet point in prior comment 1. Please revise the broad reference in your disclosure to “SEC violations” and instead specify the actual facts of the matter to which you allude. As for the reference to “multiple” instances of this behavior, a private party’s past allegations regarding compliance with the Investment Company Act of 1940 do not appear to provide adequate support. Accordingly, the statement should be revised in this regard as well. Please note that the press release cited on page 4 of your response letter was substantially amended in a later filing.

Response: In response to your comment, if Paragon refers to Mr. Brog’s SEC violations in future filings, it will set forth those violations in detail rather than summarily referring to “multiple SEC violations.” If the Staff deems it to be appropriate, Paragon will also revise and refile the Proxy Soliciting Materials to include the following clarification:

On Tuesday, May 31, long after mailing its proxy statement and annual meeting materials to shareholders, Rubicon abruptly announced the appointment of a new director to the Board, Timothy E. Brog. The incumbent Board appointed Brog “effective immediately” and as a Class II director immune from any vote of shareholders until “the 2018 annual meeting.”

Most alarming, the Rubicon Board appears to either have failed to vet Brog’s background or they are unconcerned about his questionable record, which includes:

•	Brog has ~~a history of multiple SEC violations, including multiple disclosure violations in activist campaigns.~~a history regarding violations of the federal securities laws and the failure to disclose such violations to shareholders. In 2006, Brog was part of a slate of director candidates nominated by a group of activist shareholders led by Full Value Partners L.P. and thus a participant in a proxy contest waged against Gyrodyne Company of America, Inc. (“Gyrodyne”). In that contest, the SEC issued a comment letter indicating that because the Full Value Partners group had not first filed a preliminary proxy statement in connection with a contested director election, the participants in the proxy solicitation had violated Rule 14a-6 of Regulation 14A. The SEC directed the Full Value Partners group to revise its proxy materials to affirmatively indicate the participants have committed a federal securities law violation. Following receipt of this SEC comment letter, the Full Value Partners group did not make any additional proxy filings prior to the 2006 annual meeting and appears to have withdrawn its nominations.

•	The following year, the Full Value Partners group again attempted to nominate the same group of directors, including Brog. In response, Gyrodyne filed a federal lawsuit asserting that Full Value Partners was using false and misleading proxy materials to wage its proxy campaign. In its complaint, Gyrodyne alleged, among other things, that Full Value failed to disclose that its nominees, including Brog, violated federal securities laws in connection with its 2006 proxy solicitation. Brog’s nomination was subsequently withdrawn at the last minute, and the other two dissident candidates were not elected.

•	In another proxy contest waged in 2008, in response to a notice of intent to nominate directors at its upcoming annual meeting of shareholders, TravelCenters of America LLC filed a lawsuit against Brog and others alleging, among other things, that the nomination notice failed to comply with the requirements of the company’s Limited Liability Company Agreement because Brog’s history of a securities law violation was not disclosed. The Delaware Court of Chancery ruled in favor of TravelCenters and found Brog’s notice of intent to nominate directors deficient because Brog failed to disclose Brog’s earlier violation of federal securities laws. The Court went on to say that “… the SEC staff had, as a matter of fact, concluded that Mr. Brog had violated the federal securities laws in 2006 in connection with the Gyrodyne Company proxy solicitation” and that the materiality of such violation was clear.

•	In 2011, Brog was again part of the activist’s slate, this time for election to the board of ModusLink Global Solutions, Inc.’s annual meeting of stockholders scheduled for January 20, 2012. Again, yet another company found that “Brog Has a Troubling Track Record of SEC Violations.”

•	Brog was arrested on drug charges just three years ago.

•	Brog recently underwent a contentious divorce in which the court cited his “drug arrest” and “infidelity” as causes for the marital discord.

Paragon calls on the Rubicon Board to immediately explain this very concerning track record.

Brog’s appointment is an appalling affront to shareholder rights and responsible corporate governance. The Rubicon Board decided to bypass the annual meeting and directly appoint their own hand-picked stand-in director. Brog appears to be a journeyman director regularly added as a stand-in for contested elections, including in multiple cases where his nomination was forced to be withdrawn or was declared deficient and invalid.

Paragon would plan to file the revised Proxy Soliciting Materials promptly following receipt of confirmation that the Staff has no further comments on the disclosure.

2.	We note your response to prior comment 3. The response does not provide support for the assertion that “Rubicon’s corporate governance would likely fail all standards of quality and fiduciary obligation by all proxy standards today.” The response merely indicates that Rubicon has apparently not adhered to the ISS standard with respect to classified boards and then presents the participants’ view of Rubicon's corporate governance. Please provide support for the assertion regarding “all proxy standards today” or refrain from making this statement in future filings.

Response: In response to your comment, Paragon will refrain from making this statement in future filings. We note, however, that we have been unable to find an independent proxy advisory organization that would be in favor of classified boards. For example, most recently, Glass Lewis, one of the leading proxy advisory firms, has recommended that Rubicon’s shareholders vote for the election of Paragon’s nominees, noting that with respect to corporate governance, “the Company’s classified board structure runs contrary to corporate governance best practice and that shareholders and the Company would benefit by electing all directors annually.” Glass Lewis further stated that in its view “the incumbent board has not provided a credible defense of its classified board structure nor has it provided any indication that it intends to seriously consider declassifying the board” and “[i]n that absence of a credible defense of this practice or any movement to repeal it, [Glass Lewis] question[ed] the board’s willingness to act in the best interests of all shareholders.”

The Filing Persons’ acknowledgement follows on the next page. Please direct any questions to me at (216) 566-5527 or Derek.Bork@ThompsonHine.com.

Respectfully,

/s/ Derek D. Bork

Derek D. Bork

Each of the undersigned hereby acknowledges that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: June 20, 2016

PARAGON TECHNOLOGIES, INC

/s/ Hesham M. Gad
Hesham M. Gad
Chief Executive Officer

GAD PARTNERS FUND LP,
by GAD Capital Management LLC, its general partner

/s/ Hesham M. Gad
Hesham M. Gad
Managing Partner

GAD CAPITAL MANAGEMENT LLC

/s/ Hesham M. Gad
Hesham M. Gad
Managing Partner

/S/ HESHAM M. GAD
HESHAM M. GAD

/S/ JACK H. JACOBS
JACK H. JACOBS

/S/ DEBORAH R. MERTZ
DEBORAH R. MERTZ

/S/ SAMUEL S. WEISER
SAMUEL S. WEISER